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As filed with the Securities and Exchange Commission on January 28, 2003

Registration No. 333-101717

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 5
TO
FORM F-8

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

GROUPE CGI INC./CGI GROUP INC.
(Exact Name of Registrant as Specified in Its Charter)

CGI GROUP INC.
(Translation of Registrant's Name Into English)

Québec, Canada	7374	None
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
CGI Group Inc. 1130 Sherbrooke Street West 5th Floor Montréal, Québec Canada H3A 2M8 (514) 841-3200	CGI Information Systems & Management Consultants, Inc. 600 Federal Street Andover, Massachusetts 01810 Attn: Joe Saliba (978) 946-3000
(Address and Telephone Number of Registrant's Principal Executive Offices)	(Name, Address and Telephone Number of Agent for Service)
Copies to:
Jean-René Gauthier, Esq. McCarthy Tétrault LLP Windsor Tower, 5th Floor 1170 Peel Street Montréal Québec Canada H3B4S8 (514) 397-4299	Robert J. Grammig, Esq. Holland & Knight LLP 400 North Ashley Drive Suite 2300 Tampa, Florida 33602 (813) 227-8500

        Approximate date of commencement of proposed sale of the securities to the public: December 9, 2002.

        This registration statement and any amendment thereto shall become effective upon the filing with the United States Securities and Exchange Commission in accordance with Rule 467(a).

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box. ☐

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Item 1. Home Jurisdiction Documents

a.
Offer and Circular dated as of December 6, 2002, including the Letter of Transmittal and Notice of Guaranteed Delivery.(1)

b.
Notice of Change and Variation of the Offer to Purchase dated December 16, 2002, including the Amended Letter of Transmittal and Amended Notice of Guaranteed Delivery.(2)

c.
Notice of Change and Variation of the Offer to Purchase dated December 18, 2002.(3)

d.
Notice of Change and Variation of the Offer to Purchase dated January 1, 2003.(4)

e.
Notice of Extension of the Offer to Purchase dated January 13, 2003.(5)

f.
Notice of Compulsory Acquisition dated January 27, 2003.

Item 2. Informational Legends

a.
See the inside cover page of the Offer and Circular dated as of December 6, 2002.(1)

b.
See the inside cover page of the Notice of Change and Variation of the Offer to Purchase dated December 16, 2002.(2)

c.
See the inside cover page of the Notice of Change and Variation of the Offer to Purchase dated December 18, 2002.(3)

d.
See the inside cover page of the Notice of Change and Variation of the Offer to Purchase dated January 1, 2003.(4)

e.
See the inside cover page of the Notice of Extension of the Offer to Purchase dated January 13, 2003.(5)

Item 3. Incorporation of Certain Information by Reference

        See "Documents Incorporated by Reference" in the Offer and Circular dated as of December 6, 2002.(1)

Item 4. List of Documents Filed with the Commission

        See "Documents filed as Part of the U.S. Registration Statement" in the Offer and Circular dated as of December 6, 2002.(1)

(1)
Previously filed with the bidder's Form F-8 (File No. 333-101717) filed December 9, 2002.

(2)
Previously filed with the bidder's Amendment No. 1 to Form F-8 (File No. 333-101717) filed December 17, 2002.

(3)
Previously filed with the bidder's Amendment No. 2 to Form F-8 (File No. 333-101717) filed December 24, 2002.

(4)
Previously filed with the bidder's Amendment No. 3 to Form F-8 (File No. 333-101717) filed January 3, 2003.

(5)
Previously filed with the bidder's Amendment No. 4 to Form F-8 (File No. 333-101717) filed January 15, 2003.

NOTICE OF COMPULSORY ACQUISITION
by
CGI GROUP INC.
of
Common Shares of
COGNICASE INC.

        This Notice has been sent to you as one of the shareholders of Cognicase Inc. ("Cognicase") who did not accept the offer made on December 6, 2002, as amended, (the "Offer") by CGI Group Inc. (the "Offeror") to purchase all outstanding common shares ("Common Shares") of Cognicase at a price of, at the option of the holder, $4.50 cash per Common Share or 0.6311 Class A Subordinate Shares of the Offeror ("CGI Shares") for each Common Share, or a combination thereof, subject to the maximum cash consideration and share consideration mentioned in the Offer.

        The Offeror hereby gives you notice that holders of not less than 90% of the outstanding Common Shares accepted the Offer at or prior to its expiry on January 24, 2003 at midnight (Montreal time). The Offeror has taken up, in the aggregate, 69,155,994 Common Shares held by those shareholders who accepted the Offer and which represent approximately 96.7% of the outstanding Common Shares.

        The Offeror is hereby exercising its rights under section 206 of the Canada Business Corporations Act (the "Act") to acquire all of the Common Shares held by you and all other remaining Common Shares.

        Pursuant to subsection (3)(c) of Section 206 of the Act, you are required to elect:

  (a)
  to transfer your Common Shares to the Offeror for a purchase price of (i) $4.50 cash per Common Share; (ii) 0.6311 CGI Shares per Common Share; or (iii) any combination of the foregoing, as indicated in the Letter of Transmittal enclosed with the Offer previously sent to your attention (the "Letter of Transmittal"), and otherwise on the terms on which the Offeror acquired the Common Shares of those shareholders who accepted the Offer; or

  (b)
  to demand payment of the fair value of your Common Shares in accordance with subsections (9) to (18) of Section 206 of the Act.

        If you elect to transfer your Common Shares to the Offeror in accordance with paragraph (a) above, please complete and deliver the Letter of Transmittal (or a manually executed facsimile thereof), together with the share certificates representing your Common Shares and all other required documents, to Computershare Trust Company of Canada (the "Depositary") at the address listed on the last page of the Letter of Transmittal within 20 days after you receive this Notice. Following receipt of the foregoing, payment for your Common Shares and/or CGI Shares, as the case may be, will be sent to you.

        If you wish to demand payment of the fair value of your Common Shares in accordance with paragraph (b) above, you must notify the Offeror in writing within 20 days after you receive this Notice. During the same period, you must also send the share certificates representing your Common Shares to the Depositary at the address listed on the last page of the Letter of Transmittal. You should NOT deliver the Letter of Transmittal in such circumstances.

        If you do not elect any of the foregoing alternatives within 20 days after you receive this Notice, you will be deemed under the Act to have elected to transfer your Common Shares to the Offeror on the basis of paragraph (a) above.

        Enclosed with this Notice is an Election Form, which, if completed and returned to the Depositary at the address set forth on the last page of the Letter of Transmittal, will constitute Notice to the Offeror of your election.

        The Act requires you to send the share certificates representing your Common Shares to the Depositary at the address listed on the last page of the Letter of Transmittal within 20 days after you receive this Notice, whether or not you elect to demand payment of the fair value of your Common Shares in accordance with paragraph (b) above.

        The method of delivery of the Letter of Transmittal and share certificates representing Common Shares is at your option and risk. The Offeror recommends that such documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained.

        The Offeror will be depositing with the Depositary, as agent for Cognicase, in trust for you, in accordance with section 206(6) of the Act, that consideration which is required to acquire your Common Shares on the same terms as those on which the Offeror acquired the Common Shares of the shareholders of Cognicase who accepted the Offer.

        DATED the 27th day of January, 2003.

CGI Group Inc.
(Signed) Serge Godin Chairman of the Board and Chief Executive Officer

 ELECTION FORM

TO:	CGI Group Inc. c/o Computershare Trust Company of Canada 1500 University 7th Floor Montreal, Québec H3A 3S8
Attention: Corporate Actions

        Reference is made to the Notice of Compulsory Acquisition (the "Notice") of CGI Group Inc. (the "Offeror") dated January 27, 2003 relating to the offer made on December 6, 2002, as amended, (the "Offer") by the Offeror to purchase all outstanding common shares ("Common Shares") of Cognicase Inc. ("Cognicase").

        Pursuant to paragraph 206(3)(c) of the Canada Business Corporations Act, the undersigned holder of Common Shares hereby elects (check appropriate box):

(a)	☐	to transfer its Common Shares to the Offeror for a purchase price of (i) $4.50 cash per Common Share; (ii) 0.6311 Class A Subordinate Shares of the Offeror per Common Share; or (iii) any combination of the foregoing, as indicated in the Letter of Transmittal accompanying the Offer, and otherwise on the terms on which the Offeror acquired the Common Shares of those shareholders who accepted the Offer; or
(b)	☐	to demand payment of the fair value of its Common Shares in accordance with subsections 206(9) to 206(18) of the Canada Business Corporations Act;

and hereby notifies the Offeror of such election.*

        DATED this            day of                        , 2003.

Signature of Holder of Common Shares
Name (please print)
Address (please print)
*
This or other written notice of an election of (b) above must be given to the Offeror at the address specified above within 20 days after receipt of the Notice, failing which the holder will be deemed to have elected (a) above.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

INDEMNIFICATION

        Under the Companies Act (Québec), a company shall assume the defense of its directors and officers in any action prosecuted by a third person for an act done in the exercise of his duties and shall pay damages, if any, resulting from that act, unless the director or officer has committed a grievous offense or a personal offense separable from the exercise of his duties. However, in a penal or criminal proceeding, the company shall assume only the payment of the expenses of its director or officer if he had reasonable grounds to believe that his conduct was in conformity with the law, or the payment of the expenses of a director or officer, if he has been freed or acquitted. The Registrant's bylaws provide that the board of directors may purchase, for the benefit of its directors, officers or their predecessors or any other person who has assumed or who is about to assume a responsibility on behalf of the Registrant or any corporation controlled by it, insurance covering the liability they incur for having acted in their capacity as directors or officers of the company, with the exception of the liability resulting from their own negligence or a personal fault separable from the performance of their duties. The Registrant maintains directors' and officers' liability insurance.

        The Registrant has purchased a policy of insurance for the benefit of itself and the directors and officers of the Registrant against liability incurred by the directors and officers in the performance of their duties. The aggregate amount of coverage is U.S. $200 million in respect of any one occurrence. By the terms of the policy, in circumstances where a director or officer has a claim against the Registrant in respect of a loss covered by the policy, the Registrant may claim on the policy for 100% of the loss less the deductible of (i) U.S. $500,000 for claims in the United States, (ii) U.S. $250,000 for claims in Canada, and (iii) U.S. $100,000 for all other claims, applicable to a personal suit against directors claim which may be indemnified by the Registrant under the policy. In addition, where a director or officer has a claim against the insurers in respect of a loss covered by the policy, the director or officer may claim on the policy for 100% of the loss.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers, or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

        The following documents are filed as exhibits to this registration statement:

  1.1
  Press Release dated December 6, 2002.(3)

  1.2
  Form of Advertisement.(3)

  1.3
  Form of Advertisement.(4)

  1.4
  Press Release dated December 18, 2002.(5)

  1.5
  Press Release dated December 23, 2002.(5)

  1.6
  Press Release dated January 1, 2003.(6)

  1.7
  Press Release dated January 14, 2003.(7)

  1.8
  Form of Advertisement.(7)

  1.9
  Press Release dated January 17, 2003.

  1.10
  Press Release dated January 27, 2003.

  2.1
  Form of Letter of Transmittal.(3)

  2.2
  Form of Notice of Guaranteed Delivery.(3)

  2.3
  Lock-Up Agreement dated December 6, 2002 entered into between the Registrant and the National Bank of Canada, a Canadian chartered bank.(3)

  2.4
  Confidentiality Agreement dated November 28, 2002 entered into between the Registrant and the National Bank of Canada, a Canadian chartered bank.(3)

  2.5
  Exclusivity Agreement dated November 29, 2002 entered into between the Registrant and the National Bank of Canada, a Canadian chartered bank.(3)

  2.6
  Form of Depositary Agreement entered into between the Registrant and Computershare Trust Company of Canada.(3)

  2.7
  Form of Dealer Managers Engagement Letter entered into between the Registrant, CIBC World Markets Inc. and Desjardins Securities Inc.(3)

  2.8
  Form of Amended Letter of Transmittal.(4)

  2.9
  Form of Amended Notice of Guaranteed Delivery.(4)

  3.1
  Annual Information Form of the Registrant dated February 15, 2002, for the fiscal year ended September 30, 2001.(1)

  3.2
  Audited Comparative Consolidated Financial Statements of the Registrant and the notes thereto for the fiscal year ended September 30, 2002, together with the auditors' report thereon.(2)

  3.3
  Management's Discussion and Analysis of Financial Position and Results of Operation of the Registrant for the fiscal year ended September 30, 2002.(2)

  3.4
  Information Circular of the Registrant dated December 12, 2001 in connection with the annual general meeting of shareholders held on January 21, 2002, excluding those portions thereof which appear under the headings "Report of the Human Resources and Corporate Governance Committee on the Remuneration of Directors and Named Executive Officers", "Remuneration of Named Executive Officers—Performance Graph" and "Corporate Governance" in the Information Circular (which portions shall be deemed not to have been incorporated by reference).(3)

  4.1
  Consent of Samson Bélair Deloitte & Touche, Chartered Accountants.(3)

  4.2
  Consent of McCarthy Tétrault LLP.(3)

  4.3
  Consent of Samson Bélair Deloitte & Touche, Chartered Accountants.(6)

  5.1
  Power of Attorney of certain officers and directors of the Registrant.(3)

(1)
Incorporated by reference to the Registrant's Form 6-K (File No. 000-29716) filed January 22, 2002.

(2)
Incorporated by reference to the Registrant's Form 6-K (File No. 000-29716) filed December 6, 2002.

(3)
Previously filed as an exhibit to the bidder's Form F-8 (File No. 333-101717) filed December 9, 2002.

(4)
Previously filed as an exhibit to the bidder's Amendment No. 1 to Form F-8 (File No. 333-101717) filed December 17, 2002.

(5)
Previously filed as an exhibit to the bidder's Amendment No. 2 to Form F-8 (File No. 333-101717) filed December 24, 2002.

(6)
Previously filed as an exhibit to the bidder's Amendment No. 3 to Form F-8 (File No. 333-101717) filed January 3, 2003.

(7)
Previously filed as an exhibit to the bidder's Amendment No. 4 to Form F-8 (File No. 333-101717) filed January 15, 2003.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertakings.

        (a)  Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-8 or to transactions in said securities.

        (b)  Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the Registrant's securities or of the subject issuer's securities during the exchange offer. Such information shall be set forth in amendments to this form.

Item 2. Consent to Service of Process.

        (a)  On December 9, 2002, the Registrant filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

        (b)  Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of this registration statement.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-8 and has duly caused this Amendment No. 5 to the Registration Statement to be signed on its behalf by the undersigned, thereunder duly authorized, in the City of Montreal, Province of Québec, Canada, as of the 27th day of January, 2003.

CGI GROUP INC. (Registrant)
By:	/s/ SERGE GODIN
Serge Godin, Chairman of the Board and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Capacity	Date

/s/ SERGE GODIN Serge Godin	Chairman of the Board and Chief Executive Officer	January 27, 2003
* Jean Bassard	Vice Chairman of the Board	January 27, 2003
* Paule Doré	Executive Vice President, Chief Corporate Officer and Director	January 27, 2003
* André Imbeau	Executive Vice President, Chief Financial Officer and Director	January 27, 2003
* David Anderson	Senior Vice President and Corporate Controller	January 27, 2003
* Yvan Allaire	Director	January 27, 2003
* William D. Anderson	Director	January 27, 2003
* Claude Boivin	Director	January 27, 2003
* Claude Chamberland	Director	January 27, 2003

* David L. Johnston	Director	January 27, 2003
* Eileen A. Mercier	Director	January 27, 2003
* C. Wesley M. Scott	Director	January 27, 2003
* Siim A. Vanaselja	Director	January 27, 2003

*By:
/s/ SERGE GODIN Serge Godin Attorney in fact

AUTHORIZED REPRESENTATIVE

        Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the Authorized Representative has duly caused this Amendment No. 5 to the Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of CGI Group Inc. in the United States, on January 27, 2003.

CGI Information Systems & Management Consultants, Inc. (Authorized Representative)
By:	/s/ JOE SALIBA Joe Saliba, President

EXHIBIT INDEX

1.1	Press Release dated December 6, 2002.(3)
1.2	Form of Advertisement.(3)
1.3	Form of Advertisement.(4)
1.4	Press Release dated December 18, 2002.(5)
1.5	Press Release dated December 23, 2002.(5)
1.6	Press Release dated January 1, 2003.(6)
1.7	Press Release dated January 14, 2003.(7)
1.8	Form of Advertisement.(7)
1.9	Press Release dated January 17, 2003.
1.10	Press Release dated January 27, 2003.
2.1	Form of Letter of Transmittal.(3)
2.2	Form of Notice of Guaranteed Delivery.(3)
2.3	Lock-Up Agreement dated December 6, 2002 entered into between the Registrant and the National Bank of Canada, a Canadian chartered bank.(3)
2.4	Confidentiality Agreement dated November 28, 2002 entered into between the Registrant and the National Bank of Canada, a Canadian chartered bank.(3)
2.5	Exclusivity Agreement dated November 29, 2002 entered into between the Registrant and the National Bank of Canada, a Canadian chartered bank.(3)
2.6	Form of Depositary Agreement entered into between the Registrant and Computershare Trust Company of Canada.(3)
2.7	Form of Dealer Managers Engagement Letter entered into between the Registrant, CIBC World Markets Inc. and Desjardins Securities Inc.(3)
2.8	Form of Amended Letter of Transmittal.(4)
2.9	Form of Amended Notice of Guaranteed Delivery.(4)
3.1	Annual Information Form of the Registrant dated February 15, 2002, for the fiscal year ended September 30, 2001.(1)
3.2	Audited Comparative Consolidated Financial Statements of the Registrant and the notes thereto for the fiscal year ended September 30, 2002, together with the auditors' report thereon.(2)
3.3	Management's Discussion and Analysis of Financial Position and Results of Operation of the Registrant for the fiscal year ended September 30, 2002.(2)
3.4	Information Circular of the Registrant dated December 12, 2001 in connection with the annual general meeting of shareholders held on January 21, 2002, excluding those portions thereof which appear under the headings "Report of the Human Resources and Corporate Governance Committee on the Remuneration of Directors and Named Executive Officers", "Remuneration of Named Executive Officers—Performance Graph" and "Corporate Governance" in the Information Circular (which portions shall be deemed not to have been incorporated by reference).(3)
4.1	Consent of Samson Bélair Deloitte & Touche, Chartered Accountants.(3)
4.2	Consent of McCarthy Tétrault LLP.(3)
4.3	Consent of Samson Bélair Deloitte & Touche, Chartered Accountants.(6)
5.1	Power of Attorney of certain officers and directors of the Registrant.(3)

(1)
Incorporated by reference to the Registrant's Form 6-K (File No. 000-29716) filed January 22, 2002.

(2)
Incorporated by reference to the Registrant's Form 6-K (File No. 000-29716) filed December 6, 2002.

(3)
Previously filed as an exhibit to the bidder's Form F-8 (File No. 333-101717) filed December 9, 2002.

(4)
Previously filed as an exhibit to the bidder's Amendment No. 1 to Form F-8 (File No. 333-101717) filed December 17, 2002.

(5)
Previously filed as an exhibit to the bidder's Amendment No. 2 to Form F-8 (File No. 333-101717) filed December 24, 2002.

(6)
Previously filed as an exhibit to the bidder's Amendment No. 3 to Form F-8 (File No. 333-101717) filed January 3, 2003.

(7)
Previously filed as an exhibit to the bidder's Amendment No. 4 to Form F-8 (File No. 333-101717) filed January 15, 2003.

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PART I INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
  Item 1. Home Jurisdiction Documents
  Item 2. Informational Legends
  Item 3. Incorporation of Certain Information by Reference
  Item 4. List of Documents Filed with the Commission
ELECTION FORM
PART II
PART III UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
  Item 1. Undertakings.
  Item 2. Consent to Service of Process.
SIGNATURES
AUTHORIZED REPRESENTATIVE
EXHIBIT INDEX